FUNDRISE GROWTH TECH INTERVAL FUND, LLC
11 Dupont Circle NW, 9th Floor
Washington, D.C.  20036

June 25, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-0505

Re:	Fundrise Growth Tech Interval Fund, LLC (the “Registrant”)
Initial Registration Statement on Form N-2
(File Nos. 333-257157 and 811-23708)

Dear Sir or Madam,
Pursuant to Rule 473 of the Securities Act of 1933 (the “Securities Act”), the following delaying amendment is hereby incorporated into the Registrant’s Form N-2 Registration Statement filed with the Securities and Exchange Commission on June 16, 2021 (Accession No. 0001680359-21-000130).
“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”
Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the District of Columbia, on this 25th day of June, 2021.
If you have any questions or require further information, do not hesitate to contact Nicole Simon at (212) 812-4137, or in her absence, Sara Crovitz at (202) 507-6414. Thank you for your assistance regarding this matter.

Sincerely,

FUNDRISE GROWTH TECH INTERVAL FUND, LLC

By:	Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Benjamin S. Miller
Chief Executive Officer